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                SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                            FORM 10-C

         REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ

                  INTERDEALER QUOTATION SYSTEM

          FILED PURSUANT TO SECTION 13 OR 15(D) OF THE

         SECURITIES EXCHANGE ACT OF 1934 AND RULE 13A-17

                      OR 15D-17 THEREUNDER

                             AMERCO
         (Exact name of issuer as specified in charter)

                  1325 Airmotive Way, Suite 100
                     Reno, Nevada 89502-3239
            (Address of principal executive offices)

Issuer's telephone number, including area code  (702) 688-6300
                                                -----------------------------

           I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security  Common Stock, $0.25 par value
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2. Number of shares outstanding before the change  35,275,987
                                                 ---------------------------
3. Number of shares outstanding after the change  32,790,923
                                                 ---------------------------
4. Effective date of change  February 7, 1996
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5. Method of change:
      Specify  method  (such  as merger,  acquisition,  exchange, distribution,  stock split, reverse split, acquisition  of  stock for treasury, etc.)
      Redemption  of an aggregate of 2,485,064 shares  of  Common Stock
      ----------------------------------------------------------------------
      Give  brief description of transaction AMERCO paid  L.S.S.,
                                             -------------------------------
Inc. and L.S. Shoen an aggregate of $23,119,109.42 on January 30,
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1996 and paid Thermar, Inc. $45,894,657.46 on February 7, 1996 in
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exchange for an aggregate of 2,485,064 shares of Common Stock  of
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AMERCO  and in order to satisfy amounts owed (including interest)
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to  such  parties  pursuant  to  a judgment  against  certain  of
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AMERCO's directors.
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                  II. CHANGE IN NAME OF ISSUER

1. Name prior to change
                       -----------------------------------------------------
2. Name after change
                     -------------------------------------------------------
3. Effective date of charter amendment changing name
                                                    ------------------------
4. Date of shareholder approval of change, if required
                                                      ----------------------
Date: February 12, 1996                 AMERCO


                                   By: /S/ Gary V. Klinefelter
                                      --------------------------------------
                                          Gary   V.  Klinefelter, Secretary
                                          and General Counsel